 Exhibit 99.1

SIGMA LITHIUM EXCEEDS 4Q2024 TARGETS WITH 75,000T OF QUINTUPLE ZERO GREEN LITHIUM PRODUCED; POSITIONED TO SURPASS 270,000T IN 2025

December 23, 2024. São Paulo, Brazil – Sigma Lithium Corporation (TSXV/NASDAQ: SGML, BVMF: S2GM34) (“Sigma Lithium” or the “Company”), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon-neutral, socially and environmentally sustainable lithium concentrate (“Quintuple Zero Green Lithium”), is pleased to announce the successful completion of the 2024 business year, significantly exceeding fourth-quarter production target with approximately 75,000 tonnes produced, and achieving a total of approximately 240,000 tonnes in production and sales volumes for the year. With its strong operational performance and commitment to sustainable growth, Sigma Lithium is well-positioned to exceed its 2025 production target of 270,000 tonnes.

Ana Cabral, CEO and Co-Chairman of Sigma Lithium, said, "With the successful completion of the fourth quarter, we are demonstrating mastery of our innovative green industrialization technologies for lithium processing and dense media separation. Our Greentech Industrial Plant is delivering lithium materials that are aligned with the ethos of the consumers of the electric vehicles, and this gives our team a tremendous sense of purpose and accomplishment. Exceeding production and commercial targets in the fourth quarter has reinforced our confidence in our ability to surpass our 2025 production targets. This remarkable year is a testament to the relentless pursuit of excellence by a highly dedicated team, showing that innovation thrives in diverse work environments”.

She added: "We are also deeply honored by the embrace and support we have received throughout this year from all of our stakeholders: our neighbors at Vale do Jequitinhonha, our Federal Government of Brazil, our State Government of Minas Gerais, our customers, BNDES, our shareholders. Sigma Lithium's accomplishments this year would not have been possible without you. In 2025, we are well-positioned to exceed expectations and bring continued growth and shared prosperity to our region”.

ABOUT SIGMA LITHIUM

Sigma Lithium (TSXV/NASDAQ: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon-neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

Sigma Lithium is one of the world’s largest lithium producers. The Company operates at the forefront of environmental and social sustainability in the electric vehicle battery materials supply chain at its Grota do Cirilo Operation in Brazil. Here, Sigma produces Quintuple Zero Green Lithium at its state-of-the-art Greentech lithium beneficiation plant, delivering net zero carbon lithium, produced with zero carbon intensive energy, zero potable water, zero toxic chemicals and zero tailings dams.

Phase 1 of the Company’s operations entered commercial production in the second quarter of 2023. The Company has issued a Final Investment Decision, formally approving construction to double capacity to 520,000 tonnes of lithium concentrate through the addition of a Phase 2 expansion of its Greentech Plant.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Signa Lithium Investor Relations

ir@sigmalithium.com.br

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Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Groto do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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